Exhibit 99.10

Business Conduct & Ethics Practice

EnCana’s Constitution and Corporate Responsibility Policy establish EnCana’s commitment to conducting our business ethically and legally. This practice and the specific related policies and practices, and any guidelines approved and implemented by Division or Corporate Group leaders, will be used in identifying and managing ethical situations and in making ethical business decisions which adhere to these commitments.

Compliance with Laws and Regulations

All employees, contractors and directors must comply with the laws, rules and regulations of the countries in which EnCana operates and must comply with the requirements of applicable securities regulatory authorities and stock exchanges.

Violations or potential violations of laws, rules and regulations must be reported in accordance with EnCana’s Investigations Practice.

Conflicts of Interest

EnCana expects employees, contractors and directors to avoid situations where personal interests could conflict, or appear to conflict, with duties and responsibilities or the interests of EnCana.  A conflict of interest may occur where involvement in any activity, with or without the involvement of a related party, prevents the proper performance of employee, contractor and director duties for EnCana, or creates, or appears to create, a situation where judgment or ability to act in the best interests of EnCana is affected.

When faced with an actual or potential conflict of interest, employees must follow the procedures outlined in the Conflict of Interest Practice, contractors should consult their written contracts and officers and directors must follow obligations as set out in relevant statutes and company by-laws and must inform the Chair of the Board of Directors of any such conflict.  Supervisors will ensure that employees and contractors are not involved in any decision or operation related to a conflict.  Similarly, the Chair of the Board will ensure that officers or directors are not involved in any decision or operation related to a conflict.

Fraud and Other Similar Irregularities

EnCana is committed to protecting its revenue, property, information and other assets from any attempt, either by the public, contractors, agents, or its own employees, to gain financial or other benefit by deceit.

It is EnCana’s intent to fully investigate any suspected acts of fraud, misappropriation or other similar irregularity.

Any employee or contractor who has knowledge of an occurrence of fraud, or has reason to suspect that a fraud has occurred, must immediately notify their supervisor.  If the supervisor has reason to suspect that a fraud has occurred, the supervisor must immediately report their suspicions in accordance with the Investigations Practice.  If the employee has reason to believe that the employee’s supervisor may be involved, the employee must report in accordance with the Investigations Practice.

EnCana will pursue every reasonable effort, including court-ordered restitution, to obtain recovery of EnCana’s losses from the offender, or other appropriate sources.

Corporate Opportunities

Employees, contractors and directors are prohibited from taking opportunities discovered through the use of corporate property, information or position; using corporate property, information or position for personal gain; and competing with EnCana.

Confidentiality and Disclosure

Confidential information includes all non-public information that might be of use to competitors, or harmful to EnCana or its customers, if disclosed.  Confidential information must not be disclosed unless specific authorization is given to do so or such disclosure is legally mandated.  Knowledge of confidential information about another company gained in the course of work duties at EnCana must be protected in the same manner as confidential information about EnCana.

Employees, contractors and directors must not speak on behalf of EnCana unless authorized to do so and should refer to the Policy on Disclosure, Confidentiality and Employee Trading.

Taking advantage of, or benefiting from, information obtained at work that is not available to the public is not permitted.  Friends, relatives and associates must not benefit from such information.  Where insider information is known and not yet publicly disclosed, employees, contractors and directors must avoid acquiring or disposing of any business interest, including publicly traded securities, whether directly or through another person.

If an employee or contractor is not sure whether information has been publicly disclosed, they should consult with a member of EnCana’s Corporate Legal group for guidance before engaging in any transaction in any securities of EnCana.  Officers and directors should consult on such matters with the persons listed in the Restricted Trading and Insider Guidelines for guidance before engaging in any transaction in any EnCana securities.  All securities transactions are subject to the Policy on Disclosure, Confidentiality and Employee Trading and if applicable, the Restricted Trading and Insider Guidelines.

These confidentiality obligations remain in effect even beyond termination of employment, service agreements or Board of Directors appointments with EnCana or its affiliates.

Inducements and Gifts

Unlawful or unethical behaviour in EnCana’s workforce is not tolerated, including soliciting, accepting, or paying bribes or other illicit payments for any purpose.  Situations must be avoided where judgment might be influenced by, or appears to be influenced by such unlawful or unethical behavior.  Payment or acceptance of any “kickbacks” from a contractor or other external party is prohibited.

Examples of laws to which EnCana is subject and abides by include the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act (USA) and equivalent legislation in other countries. Non-compliance could have serious ramifications.

EnCana does not normally support the use of facilitating payments. However, in some jurisdictions where it is determined to be absolutely necessary for the conduct of EnCana’s business, the foregoing Acts allow such payments to be made if not prohibited by local law. The amount must be reasonable and the payment approved by Division or Corporate Group leaders and internal legal counsel. Such payments must be recorded in reasonable detail, including the amount paid, the purpose and authorization for such payment.

EnCana does not allow the acceptance or giving of gifts, favours, personal advantages, services payments, loans, or benefits of any kind, other than those of nominal value that can be made as a generally accepted business practice.  If there is any doubt in specific cases, the Acceptance of Gifts Guideline should be referred to and or written approval from EnCana leaders should be requested. Gift-giving practices may vary among different cultures, and therefore local gift practices and guidelines will be considered when addressing these issues.

Political Activities

EnCana abstains from any improper intervention in political processes and does not make financial contributions or contributions in kind (e.g. properties, materials or services) to political parties, committees or their representatives, unless permitted by law, and approved in advance by a vice-president or executive vice-president pursuant to a policy approved by the EnCana Board of Directors. EnCana will fully comply with all legal requirements for public disclosure.

EnCana employees, contractors and directors may choose to become involved in political activities as long as they undertake these activities on their own behalf and may, on a personal level, give to any political party or candidate, but reimbursement by the Company is prohibited.

Lobbying Activities

EnCana complies with the Lobbying Act (Canada) which imposes reporting requirements on specified oral lobbying communications with certain officers and employees of the Government of Canada that are “Designated Public Office Holders” (DPOHs). Employees are prohibited from having oral communications with a DPOH unless: (a) they have been registered by EnCana under the Lobbying Act as an “in-house lobbyist”; or (b) they have written authorization from a member of EnCana’s Executive Team to engage in specific communications with a DPOH, they have received instruction regarding the requirements of the Lobbying Act, and they have agreed to report such oral lobbying communications to the appropriate individuals within EnCana so that EnCana can comply with its obligations under the Lobbying Act.

Fair Dealing

All employees, contractors and directors must endeavor to deal fairly with EnCana’s customers, contractors, industry partners, employees and any other stakeholders, and must not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

Acceptable Use of EnCana’s Systems and Assets

EnCana’s corporate information, data, information system assets, office equipment, tools, vehicles, supplies, facilities and services are provided for authorized business purposes. Employees, contractors, and directors have an obligation to use these assets in accordance with fundamental principles of reasonable and acceptable use.

Given the pervasive nature of EnCana’s information system assets in day-to day work and the standards to which EnCana holds all staff, the following directives regarding acceptable and personal use of information system assets must always be considered.

Acceptable Use

Acceptable Use is demonstrated when each individual:

•                  consistently ensures the confidentiality, integrity, and availability of EnCana’s information

•                  takes acceptable measures to protect EnCana’s rights and property ownership of information system assets.

Unacceptable Use

Employees, contractors, and directors are prohibited from using EnCana’s information system assets to:

•                  defame, slander, harass, annoy or cause needless anxiety to another person or another organization

•                  conduct any illegal or unethical activity

•                  conduct any activity that could adversely affect EnCana or EnCana’s reputation

•                  intentionally transmit viruses or transmit virus warnings to any recipient other than the Service Desk

•                  make excessive use of non-business-related Internet sites, chat rooms, blogs, discussion rooms, or social networking sites (e.g. Face Book, MySpace) for personal reasons

•                  replace personal assets (e.g. home telephone land line or personal PC)

•                  exchange any of the following types of content:

•                  personal commercial, advertising or political material

•                  pictures, jokes or content that conflict with EnCana’s Principle of Ethical Behavior or other principles within the Constitution

•                  chain letters

•                  obscene or sexually explicit messages, pictures, cartoons or jokes

•                  ethnic, religious, gender-related, disability-related or racial slurs

•                  confidential, sensitive or proprietary information to unauthorized recipients

•                  material that could damage EnCana’s image or reputation.

EnCana’s information system assets and other assets must not be used for personal commercial ventures.

Acceptable Personal Use

Each individual user at EnCana may make reasonable, occasional personal use of EnCana’s information system assets. Personal use is considered reasonable if:

•                  it involves appropriate content

•                  does not put EnCana at risk of violating the copyrights on any materials

•                  is in alignment with regional laws, legislation, and EnCana values

•                  occurs for short periods of time and does not interfere with day-to-day responsibilities of EnCana staff.

EnCana staff should also consult the Information Management Policy and the Information Management website for further guidance related to Acceptable Use.

Company Records

Records must be kept and maintained to fulfil relevant legal requirements. Recording and reporting information, including information related to operations, environment, health, safety, training, human resources and financial matters, must be done honestly, accurately and with care.

Accuracy of Books and Records

The books and records of EnCana must reflect in reasonable detail its transactions in a timely, fair and accurate manner to, among other things, permit the preparation of accurate financial statements in accordance with generally accepted accounting principles and maintain recorded accountability for assets and liabilities. The accuracy of asset and liability records must be maintained by comparing the records to the existing assets and liabilities at reasonable intervals, and taking appropriate action with respect to any differences.

All business transactions that employees, contractors and directors have participated in must be properly authorized, properly recorded and supported by accurate documentation in reasonable detail.

Accounting, Auditing or Disclosure Concerns

EnCana is required to provide full, fair, accurate, timely and understandable disclosure in reports and documents that are filed with, or submitted to, the U.S. Securities and Exchange Commission, the Alberta Securities Commission and other Canadian securities regulatory authorities, the Toronto Stock Exchange and the New York Stock Exchange, as well as in other public communications made by EnCana.  All employees and contractors responsible for the preparation of EnCana’s public disclosures, or who provide information as part of the process, must ensure that disclosures are prepared and information is provided honestly, accurately and in compliance with the various EnCana disclosure controls and procedures.

All employeee, contractors and directors have a duty to submit any good faith questions and concerns regarding questionable accounting, auditing or disclosure matters or controls.  Submissions about these or similar matters should be reported in accordance with the Investigations Practice.

To the extent that potential violations involve EnCana’s accounting, internal accounting controls or auditing matters (including questionable accounting or auditing matters), investigations under this practice will be overseen by, and be the ultimate responsibility of, the Audit Committee of the Board of Directors.

No information may be concealed from EnCana’s external auditors, internal auditors, the Board of Directors or the Audit Committee of the Board of Directors.  It is illegal to fraudulently influence, coerce, manipulate or mislead an external auditor who is auditing EnCana’s financial statements.

Observance of the Business Conduct & Ethics Practice

All employees and directors are personally accountable for learning, endorsing and promoting this practice and applying it to their own conduct and field of work. All employees and directors will be asked to review this practice and confirm on a regular basis, through written or electronic declaration, that they understand their individual responsibilities and will conform to the requirements of the practice.

Contractors are expected to develop and enforce with their staff, policies and/or practices that are consistent with this practice and its associated requirements and to acknowledge their compliance in writing.

Employees or contractors with questions about this practice or specific situations are encouraged to refer the matter to their supervisor or leader or the persons listed in any referenced policy or practice, as applicable.  Applicable resource groups such as Corporate Legal or Human Resources may also be contacted.  Officers and directors with questions about this practice or specific situations are encouraged to refer the matter to the Chief Executive Officer or the Chair of the Board of Directors or the persons listed in any referenced policy or practice, as applicable.

Reporting Violations of the Business Conduct & Ethics Practice

Actions that violate or appear to violate this practice must be reported in accordance with EnCana’s Investigations Practice.  The Investigations Practice outlines how a report will be treated once it is made, protection for complainants and the consequences of violating this practice.

Waivers and Amendments

Waivers of this practice for employees or contractors may be granted only by a Division or Corporate Group vice-president.  However, any waiver of this practice for officers or directors may only be made by the Board of Directors and will be promptly disclosed to shareholders to the extent required by law, rule, regulation or stock exchange requirement.

Amendments to this practice will be publicly disclosed to the extent required by law, rule, regulation or stock exchange requirement.

Related Policies and Practices

•                  Acceptance of Gifts Guideline

•                  Alcohol and Drug Policy

•                  Conflict of Interest Practice

•                  Corporate Risk Management Policy

•                  Information Management Policy

•                  Investigations Practice

•                  Non-Harassment Practice

•                  Policy on Disclosure, Confidentiality and Employee Trading

•                  Privacy Policy

•                  Restricted Trading and Insider Guidelines

Updated December 12, 2008